UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41663

Chanson International Holding

B9 Xinjiang Chuangbo Zhigu Industrial Park

No. 100 Guangyuan Road, Shuimogou District

Urumqi, Xinjiang, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On August 14, 2026, Chanson International Holding (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors for a private placement offering (the “Private Placement”) of 5,000,000 Class A ordinary shares of the Company, par value US$0.01 per share (the “Class A Ordinary Shares”), at the subscription price of US$0.80 per Class A Ordinary Share, for aggregate gross proceeds of US$4,000,000.

The Private Placement is expected to close in August 2026, subject to satisfaction or waiver of the conditions precedent set forth in the Securities Purchase Agreement. The Company intends to use the proceeds from the Private Placement for general corporate purposes.

The foregoing description of the Securities Purchase Agreement does not purport to describe all of the terms and conditions thereof and is qualified in its entirety by reference to the form of Securities Purchase Agreement, which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

Incorporation by Reference

The contents of this Current Report on Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form S-8 (File No. 333-288739) filed with the SEC on July 18, 2025 and (ii) the Company’s registration statement on Form F-3 (File No. 333-289600) that was initially filed with the SEC on August 14, 2025 and declared effective by the SEC on September 30, 2025.

Exhibit No.	Description
10.1	Form of Share Purchase Agreement dated August 14, 2026 between Chanson International Holding and Purchasers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chanson International Holding

Date: August 20, 2026	By:	/s/ Gang Li
	Name:	Gang Li
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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